Contacts in Buenos Aires

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

TGS Extends Expiration Date for Exchange Offer in Connection with its Restructuring Proposal

FOR IMMEDIATE RELEASE: Friday, November 5th, 2004 (5:00 p.m.)

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announced today that it is extending until 5:00 p.m., New York City time, on November 12, 2004, the expiration date of its exchange offer in connection with its proposal to restructure substantially all of its outstanding unsecured indebtedness (the “Restructuring Proposal”).  The exchange offer had been scheduled to expire on November 5, 2004.  All other terms of the exchange offer remain unchanged.  TGS does not currently intend to extend the exchange offer beyond such date.

Pursuant to the Restructuring Proposal, TGS is offering to exchange (i) Series No. 1 Floating Rate Notes due 2003, (ii) Series No. 2 10.375% Notes due 2003, (iii) Series No. 3 Floating Rate Notes originally due 2002 and extended until 2003, and (iv) the Floating Rate Note due 2006 (the “Existing Notes,” collectively amounting to US$600 million), for a combination of a cash payment and new notes described in the Information Memorandum dated October 1, 2004 (the “Information Memorandum”). Holders of other debt obligations TGS is proposing to restructure (“Other Debt Obligations”) have been offered a combination of cash and new or amended and restated debt obligations having the same economic terms and substantially the same restrictive covenants as those offered to holders of the Existing Notes.

TGS will accept for exchange any and all Existing Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on November 12, 2004 (the "expiration date").  Tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

The amount of indebtedness held by holders of Existing Notes who have either tendered their notes or indicated their written intention to do so and by holders of Other Debt Obligations who have consented to the Restructuring Proposal, amounts to approximately $ 1,011.8 million, or approximately 99.3%, of TGS’s total outstanding indebtedness with respect to which the Restructuring Proposal has been made.

As of 5:00 p.m., New York City time, on November 5, 2004, approximately $ 393.2 million in aggregate outstanding principal amount of Existing Notes (excluding Floating Rate Notes due 2006) had been tendered to the tender agent in connection with the exchange offer.  As of such time, TGS had also received written indications from beneficial owners of all $200 million in aggregate principal amount of its Floating Rate Notes due 2006 of their intention to tender such notes following receipt by such holders of certificates representing their notes.  In addition, the Inter-American Development Bank and other lenders under bilateral loan agreements with TGS that are included in the Restructuring Proposal, holding $ 418.6 million in aggregate outstanding principal amount of Other Debt Obligations, consented to the Restructuring Proposal, subject to the rights of withdrawal as described in the Company’s Information Memorandum.

The terms of the Restructuring Proposal, including the exchange offer and the two APE restructuring alternatives and other information relating to TGS, are set forth in the Information Memorandum.  Copies of the Information Memorandum and the Electronic Letter of Transmittal and Authorization may be obtained from Bondholder Communications Group, the tender agent and information agent for Restructuring Proposal and the exchange offer.  Bondholder Communications Group’s addresses, telephone numbers and facsimile numbers are as follows:

Bondholder Communications Group

New York Attn: Tracy Southwell 30 Broad Street, 46th Floor New York, New York 10004 Tel: +1 888 385-BOND (+1 888 385-2663) Fax: +1 212 437 9827 tsouthwell@bondcom.com	London Attn: Tracy Southwell 3rd Floor Prince Rupert House 64 Queen Street London EC4R 1AD Tel: + 44 020 7236 0788 Fax: + 44 020 7067 9239 tsouthwell@bondcom.com	Hong Kong Attn: Tracy Southwell Suite 2807, 28/F The Center 99 Queen’s Road Central Hong Kong Tel: + 852 3527 0955 Fax: + 852 3527 0955 tsouthwell@bondcom.com

TGS, with a current delivery capacity of approximately 63.4 MMm³/d or 2.2 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is listed on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía S.A. and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES TGS IS OFFERING TO EXCHANGE IN THE RESTRUCTURING IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED.  TGS’S SECURITIES OFFERED IN THE RESTRUCTURING MAY NOT BE OFFERED OR SOLD IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS PROHIBITED. THE COMPANY HAS NOT AND WILL NOT REGISTER THE APE OR ANY OF THE SECURITIES OFFERED TO BE EXCHANGED IN THE RESTRUCTURING OR ANY OTHER TRANSACTION RELATING TO ITS RESTRUCTURING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND NO SUCH SECURITIES OR ANY OTHER TRANSACTION CONTEMPLATED BY THE RESTRUCTURING MAY BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.  THE FOREGOING SUMMARIZES THE TERMS OF THE RESTRUCTURING PROPOSAL.  THE FULL TERMS ARE SET FORTH IN AN INFORMATION MEMORANDUM DATED AS OF OCTOBER 1, 2004, WHICH IS ONLY AVAILABLE TO PERSONS TO WHOM THE PROPOSAL MAY LEGALLY BE MADE.

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